December 20, 2024

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear SEC Staff:

On behalf of Northern Lights Fund Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,476 (the "Amendment") to the Trust's Registration Statement under the Securities Act of 1933 (the "Securities Act"). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose for this filing is to revise certain strategy and risk disclosures for PFG Tactical Income Strategy Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla